June 13, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4720

Re:	Dendreon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 9, 2013
File No. 001-35546

Dear Mr. Rosenberg:

Reference is made to the letter dated May 31, 2013 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2012 (the “Annual Report”) and the Quarterly Report on Form 10-Q (the “Quarterly Report”) filed by Dendreon Corporation (the “Company”) with the Commission on the dates set forth above. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010, page 51

1.	Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of price changes versus volume changes in your discussion of changes in revenue from period to period. Please see Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment to enhance its revenue disclosures to include a quantification of price versus volume changes in future periodic reports when such changes are material.

We currently have one product (PROVENGE) approved for commercial sale in the United States. At this time, changes in our revenue are almost entirely due to volume changes, as we disclosed in our Quarterly Report. Price increase had an immaterial impact on our revenue in the first quarter of 2013.

In future periods, the Company will disclose any known trends regarding price increases that are material to an understanding of the Company’s business. The following is a sample of the disclosure we will include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” when price increases have a material impact on changes in revenue:

“Net product revenue from the commercial sale of PROVENGE was $X million and $X million for the three-month periods ended March 31, 201X and 201Y, respectively. The increase in the first quarter of 201X was due to volume increases of approximately $X million and price increases of approximately $X million.”

Restructuring, Contract Termination and Asset Impairment Charges, page 56

2.	On page 57, you disclose the decision to close your New Jersey facility and a $60 million impairment charge recorded in the third quarter of 2012. You also disclose the sale of this facility to Novartis in December 2012 at a $47.4 million gain. Please explain to us why you recorded the impairment charge in the third quarter followed in the next quarter by a reversal of a substantial portion of that charge. Tell us when you identified Novartis as a potential buyer for the facility and when you began negotiations with them. Explain why you could not apparently reasonably foresee the imminent sale of the facility at the price you negotiated with Novartis when you issued your third quarter 2012 financial statements. Reference for us the authoritative literature you relied upon to record the impairment charge and the subsequent gain on sale.

Response:

On July 30, 2012, we announced a strategic restructuring plan that included the closure of our New Jersey manufacturing facility. In order to construct the New Jersey manufacturing facility, we entered into a lease for a building shell in 2005 and subsequently designed and built a highly customized manufacturing facility to meet the unique work streams and processes specific to the first FDA approved immunotherapy drug (PROVENGE) and related FDA approved manufacturing facility.

Upon announcement that we were closing the New Jersey facility, we determined that indicators of impairment were likely present related to this asset group. We therefore performed an impairment analysis in the third quarter of 2012. The guidance in Accounting Standards Codification (“ASC”) 360-10-35-17 states, “an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.”

Accordingly, we performed the following steps to identify, measure and recognize the impairment of the New Jersey facility asset group:

Step 1: Indicators of Impairment

The decision to close the New Jersey facility and dispose of the long-lived asset group prior to the end of its estimated useful life represented an indicator of impairment under ASC 360-10-35-21. In the third quarter of 2012, management developed a plan, approved by the Board of Directors, to close the facility in mid- to late-December 2012.

Step 2: Test for Recoverability

In accordance with ASC 360-10-35-29 to 30, we performed a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset group to their carrying amounts.

Our estimate of future cash flows included estimated cash flows generated from the sale of PROVENGE manufactured at the New Jersey facility through the estimated date of facility closure, cash flows based on the estimated salvage value of the fixed assets and estimated cash flows assuming we were able to sublease the facility in the future. Based on our recoverability analysis, we determined that the net asset value of the New Jersey facility asset group was not recoverable.

Step 3: Measuring an Impairment

ASC 360-10-35-17 states that “an impairment loss shall be recognized…if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.” Therefore, we next determined the fair value of the New Jersey facility.

We determined fair value of the New Jersey facility asset group using the guidance at ASC 820 which includes the following concepts:

•	Fair value is the price to sell an asset or transfer a liability and, therefore, represents an exit price, not an entry price.

•

Fair value is a market-based measurement, not an entity-specific measurement and, as such, is determined based on the assumptions that market participants would use in pricing the asset or liability. In pricing a non-financial asset, market participants would consider the highest and best use of the asset (the use that would maximize the value of the asset), even if that use differs from the current or intended use by the reporting entity.

In accordance with ASC 820, our determination of fair value of the New Jersey facility asset group included the following considerations, all of which are discussed in more detail below:

1.	Potential sale of the facility to Novartis or another party
2.	Future sublease income
3.	Other cash flows generated from the continued use of the facility to manufacture PROVENGE until the date of closure

As further described in ASC 820-10-55, an expected present value technique can be used to estimate the fair value of the asset group when uncertainties exist in both the timing and amount of the cash flows. Under the expected present value technique, all expectations about possible cash flows are probability-weighted to determine an expected cash flow. Accordingly, our probability-weighted net present value calculation to estimate the fair value included the following cash inflows and assumptions:

1.	Sale of the New Jersey Facility to Novartis or another party

On October 5, 2012, we received a term sheet from Novartis expressing their interest in acquiring the assets of the New Jersey facility and assuming the facility lease. After continued dialogue with Novartis and marketing of the property, on October 26, 2012, we received an updated term sheet with a purchase price of $43 million, subject to Novartis’s full due diligence and full right of termination (at any time). No earnest money was provided with the term sheet. On October 24, 2012, Novartis began their due diligence procedures and completed them on December 19, 2012, the day the final purchase agreement was executed.

2.	Future Sublease Income

We estimated cash inflows for future sublease income and estimated salvage value for assets to be disposed.

3.	Other Cash Flows—Cash inflow over remaining production period

We also included estimated cash inflows from the sale of PROVENGE at the New Jersey facility until its estimated closure date in our expected present value calculation.

Q3 – 2012 Summary

In accordance with ASC 820-10-55, we weighted each scenario as follows:

Sale of the New Jersey Facility to Novartis or another party:

We carefully examined the probability of executing a sale of the New Jersey facility to not only Novartis, but also to another third party. PROVENGE is the only FDA approved immunotherapy product in the market and no other commercial scale FDA approved immunotherapy manufacturing facility exists. The New Jersey facility was designed and built specifically for the PROVENGE manufacturing process. We therefore concluded the probability of a sale or sublease of the facility “as is” to a party other than Novartis to be remote.

Second, we examined the Novartis proposal and the likelihood of success. We analyzed the facts (as detailed above) including the initial stage of the term sheet, received on October 5, 2012 and an updated version on October 26, 2012, subject to full and complete due diligence, which occurred from the end of October to mid-December. In addition to the term sheet Novartis submitted to us, they were also in discussions with contract manufacturing organizations to secure manufacturing capabilities for their early stage product. These factors along with Novartis’s right to terminate the offer at any time and the fact that no earnest money had been provided resulted in our conclusion that a 10% probability existed that we would be able to complete the sale.

Future Sublease Income:

Due to the highly specialized nature of the New Jersey facility and our product’s unique manufacturing requirements, we did not believe that market participants would consider the “highest and best use” of this facility for use as a manufacturing facility in its current state. We believed market participants would consider the “highest and best use” of this facility to be a building restored to its original condition. We therefore assessed the probability of cash inflows for future sublease income and the estimated salvage value for assets to be disposed, less the restoration costs required under the terms of the lease, to have a 90% probability. We used information gathered from third party valuation experts to support our assumptions regarding this scenario.

Other Cash Flows—Cash inflow over remaining production period:

In addition to the above probability assessment, we included the net cash inflow from the sale of PROVENGE produced at the New Jersey facility until closure, as a market participant would analyze the profitability from generating the sale to producing and delivering the product, in a fair value analysis.

Accordingly, the estimated fair value of the New Jersey facility assets determined using the probability-weighted fair values discussed above was approximately $8 million and resulted in an impairment loss of approximately $60 million, which was recorded in the third quarter of 2012 as “Restructuring, contract termination and asset impairment” in our statement of operations.

Q4 – 2012 Summary

On December 19, 2012, the final purchase agreement was executed by Novartis. As per ASC 360-10-40-5, “a gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale. Further, ASC 360-10-45-5 states that a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”

Furthermore by analogy, we considered the guidance in ASC 420-10-40-1 which states “If an event or circumstance occurs that discharges or removes an entity’s responsibility to settle a liability for a cost associated with an exit or disposal activity recognized in a prior period, the liability shall be reversed. The related costs shall be reversed through the same line item(s) in the income statement (statement of activities) used when those costs were recognized initially.” While the sale of the facility to Novartis was not the reversal of a liability, because the original impairment was recorded in our statement of operations in the line item “Restructuring, contract termination and asset impairment”, we recorded the related recovery of $47.4 million in the fourth quarter of 2012 upon the sale of the facility to Novartis in the same line item in the fourth quarter. The $47.4 million recovery was comprised of proceeds from the sale of the facility, discharge of our facility lease obligation and related asset retirement obligation, less the costs of disposal of the remaining leasehold improvements asset value.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Note 13. Commitments and Contingencies, page 19

3.	You disclose that you announced in March 2013 an agreement in principal to settle the securities litigation for a payment of the plaintiff class of $40 million. Please explain to us why it appears that you did not accrue this amount at March 31, 2013 or earlier under ASC 450-20-25-2. To the extent that you did not accrue the entire amount because of your anticipated $38 million recovery under your directors’ and officers’ insurance policies, please tell us your consideration ASC 210-20 regarding the right to offset this recovery against your contingent liability.

Response:

At each reporting period prior to the first quarter of 2013, we considered the loss contingency guidance at ASC 450-20-25 and determined that we did not meet the conditions for recording an estimated loss, as the loss was deemed not probable and further could not be reasonably estimated. Prior to the first quarter of 2013, the following was disclosed in our SEC filings including in our Annual Report filed on February 25, 2013:

“We cannot predict the outcome of…these lawsuits; however, the Company believes the claims lack merit and intends to defend the claims vigorously. The ultimate financial impact of these proceedings if any is not yet determinable and therefore, no provision for loss, if any, has been recorded in the financial statements. The Company has insurance that it believes affords coverage for much of the anticipated costs of these proceedings, subject to the policies’ terms and conditions.”

After a mediation session between us, representatives of the plaintiff class and our insurers, on March 5, 2013, we reached agreements in principle among the defendants, the plaintiff class and our directors’ and officers’ (“D&O”) liability insurers to settle the securities litigation. Under the terms of the agreements, the plaintiff class was to receive $40 million, $38 million of which would be funded by our D&O liability insurance carriers. On April 24, 2013, the parties entered into, and filed with the District Court, a formal Stipulation of Settlement (the “Stipulation”) setting forth the terms of the settlement. On April 26, 2013, the District Court granted preliminary approval of the settlement and scheduled a hearing on August 2, 2013 to consider final approval. On May 8, 2013, the settlement was funded by us and our insurance carriers to an escrow account controlled by the attorney for the lead plaintiff. As part of the settlements, full releases were exchanged between the plaintiff class and the securities defendants, and between the defendants and the insurers. The settlements were reached simultaneously with all parties (the plaintiff class, the defendants (including us) and our insurance carriers). The agreements with the insurers to fund the settlement were essential to us reaching a settlement with the securities plaintiffs.

When evaluating the proper accounting and presentation for the settlement, in accordance with ASC 855-10-25, we considered the events which occurred through the date of filing of our Quarterly Report on May 9, 2013. As indicated above, the decision by our insurance carriers to accept our claim and fund the settlement was essential to our decision to execute the final Stipulation. To determine our underlying loss and obligation resulting from the litigation, in accordance with ASC 855-10-25-1, which states “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet,” we considered both the settlement with the plaintiff class and the insurers acceptance of liability under the claim. Consequently, we recorded $2 million of expense and a $2 million liability, representing the portion of the settlement with the plaintiff class for which we were the “primary obligor.” Our D&O insurance provides that for covered claims, the insurers will pay the loss of the insured, subject to the other terms and conditions of the policies. Further, the insurers agreed to fund the settlement with the plaintiff class as per the terms of the settlement agreements. As such, we were not required to incur the full settlement amount and then obtain reimbursement from the insurance carriers. Therefore, the guidance at ASC 210-20 (the right of setoff) did not apply to this transaction as, upon finalizing the terms of the settlement agreements, the Insurers were liable to fund $38 million of the class action settlement.

In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact me at (206) 219-1090 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Gregory R. Cox
Gregory R. Cox
Vice President, Finance
Principal Accounting Officer